AVINO SILVER & GOLD MINES LTD.

2007 Annual Report

New Discoveries.

New Era.

Precious and Base Metals in Mexico

Avino Silver & Gold Mines Ltd. is working to re-activate the Avino mine, an important historical producer of silver, gold, zinc, copper and lead.

Aggressive drilling on the property in 2006-07 encountered new zones of silver, gold, zinc and lead. Exploration throughout 2007 will continue to explore these and new targets. All our work is focused on two primary goals:

1)    Expand resources and reserves
2)    Resume production as quickly as possible.

The Avino mine is held 88.25% by Avino Silver & Gold Mines Ltd. The mine has produced:

▪	16 million oz. silver
▪	24 million lbs. copper
▪	100,000 oz. gold

Current drilling indicates new mineral zones in under-explored areas of the property could expand resources significantly.

Avino also holds precious metals properties in British Columbia and Yukon Territory.

Avino's projects range from "grass roots" exploration to an established mine. Throughout our long history, we've discovered and/or produced silver, gold, zinc, copper and lead. We're continually examining new opportunities for precious and base metals throughout North America.

1)    AVINO SILVER AND GOLD MINE
Durango State, Mexico
Silver, gold, copper, zinc, lead

Although the mine has a long production history, Avino continues to discover new mineralization in the primary vein system. Recent drilling has encountered significant new mineralization in the regional area originally identified during an exhaustive investigation by mining giant LuisMin S.A. de C.V. in 1993.

2)    MINTO, OLYMPIC AND AUMAX PROPERTIES
Gold Bridge, British Columbia
Gold, silver, zinc

Located in one of Western Canada’s most productive mineral regions, Avino’s British Columbia properties have produced a number of high-grade assays in sampling and drilling. At the Minto property, drilling in 2006 encountered high-grade gold (up to 45.4 g/t) over narrow widths.

3)	EAGLE PROPERTY
Yukon Territory
Silver

Located in the historic Keno Hill District, the Eagle Property has produced very high assays for silver since exploration first occurred there in 1964.

A New Era of Exploration

What We Accomplished in 2006

1)	Raised C$10 million through a private placement financing.

2)	Completed the scoping study on Tailings Retreatment Process Options for the Avino Tailings Project (Wardrop Engineering).

3)	Completed 2,386m of drilling in the Avino mine area and 1,442m in the regional areas of La Estella and Cerro San Jose.

4)	Conducted IP geophysics over a significant area of the Avino property.

5)	In July of 2006, completed acquisition of a further 39.25% equity interest in Cia Minera Mexicana de Avino S.V. de C.A. ("Cia Minera"), owner of the Avino mine, for total interest of 88.25%.

6)	Completed approximately 300 meters of diamond drilling at the company’s Minto property near Bralorne, British Columbia.

7)	Attained Tier 1 status on the TSX Venture Exchange. Tier 1 is reserved for the Exchange's most advanced issuers with the most significant financial resources.

8)	Through Herb Osborne and Associates, completed an engineering report for re-activating the Avino process plant.

9)	Discovered new silver, gold and zinc while drilling on the San Gonzalo zone, located northeast of the original Avino mine workings.

Key Goals for 2007

1)	In-fill diamond drilling on the ET and San Gonzalo zones.

2)	Confirm continuity of Avino vein beneath the original Avino mine workings.

3)	Update cost estimates for re-starting the mine and mill.

4)	Continue investigations for processing both oxide and sulphide tailings.

5)	Further exploration of the Minto property in British Columbia.

6)	Source alternative buyers for copper concentrate.

A New Strategy for Growth

Our 2007 growth strategy focuses on exploration and development of new resources at the Avino property in Mexico.

As drilling and geophysical work continue to encounter new zones of mineralization, we see more long-term opportunities throughout our holdings.

Five key factors drive our new strategy:

1)	Sustained high metal prices, particularly for silver.

2)	The mine’s existing infrastructure is sound, and production can resume with a minimum of investment and time.

3)	As we explore zones originally targeted by mining giant LuisMin back in 1993, we are continually proving the quality of their recommendations.

4)	Both the San Gonzalo and Cerro San Jose zones have considerable production potential.

5)	Geophysical surveys of the property continue to identify new targets. We have barely begun to realize the property’s long-term potential.

[PHOTO OF EXPLORATION DRILL RIG IN MEXICO]

Drilling at the Avino mine’s San Gonzalo zone encountered significant silver, gold, zinc and lead in 2006/2007.

To Our Shareholders

I'm pleased to present Avino's annual report for fiscal 2007, our 38th year of operation. It was a year of firsts at Avino, from new initiatives and discoveries to new strategies and people—all directed at expanding our mineral resources in Mexico.

Purchase of Additional Interest

We also finalized purchase of our additional interest in Cia Minera Mexicana de Avino, owner of the Avino mine. As a result, we now own 88.25% of the mine. We plan to increase our holdings further.

New Zones Encountered

Most importantly, the company is realizing new value from a historical asset. Despite the Avino mine’s long history, modern exploration continues to encounter new zones of mineralization. Most of the work by early operators focused on the primary Avino vein system. In 2006 and early 2007, our drilling and geophysical work encountered significant anomalies and mineralization in the regional areas of our claims. We also drilled beneath the existing mine workings and confirmed the earlier BP-Selco diamond drill results. We will continue this work through 2007.

A New Investment Strategy

The success of this new exploration results from a shift in strategic direction. With the Avino mine infrastructure well established, and with most of the equipment in place to re-start operations, we concluded our best investment at this time was in resource expansion. We raised C$10 million early in the year with the intent of exploring areas of the property that had not been investigated by modern mining methods. Many of these areas were targeted by mining giant LuisMin S.A. de C.V. in 1993. Following an exhaustive study of most of the Avino ground, LuisMin identified more than a dozen areas with significant potential for mineral expansion. Most of these targets were never explored.

Capital Required for Production Facilities

We retained Herb Osborne and Associates, a widely recognized expert in process plant evaluations, to conduct a full review of the process plant. They concluded a capital expenditure of approximately US$1 million would bring the plant back into operation at around 1,000 tpd, and a new tailings facility could be built for $2 million.

Success at the San Gonzalo Zone

Our exploration focused on the San Gonzalo zone, located northeast of the Avino mine. Drilling began in the fall of 2006, with a number of high-grade silver intercepts plus significant assays for gold, lead and zinc. Results to date have outlined a preliminary resource that we will focus on bringing into NI 43-101 compliance. We will also explore other zones—including Los Angeles, Santiago, La Estalla, Santa Ana and Nuestra Senora—through 2007.

Building a Top Technical Team

A key element of our new strategy was to hire highly-qualified personnel to guide our exploration and development in Mexico. In this regard, the mine’s location is a valuable asset. Situated only 50 miles from the city of Durango (pop. 460,000) in a region famed for its mineral wealth, the mine is ideally located for hiring skilled technical labor. New additions to our technical team include Carlos Rodriguez and Miguel Mendez. Mr. Rodgriguez brings nearly 30 years’ experience in Mexican geology and mining to the Avino team. Mr. Mendez worked as an engineer at the Avino mine from 1986 to 2001. We are extremely pleased to have the valuable expertise these gentlemen bring to the team.

A Look at the Tailings Resource

We have examined options for exploitation of the mine’s large tailings resource. Because this asset includes both oxide and sulphide tailings, with each requiring separate treatment methods, there are a number of factors we must consider. In a study completed in early 2006, Wardrop Engineering concluded the oxide tailings held a silver and gold resource with an implied value of US$43.7 million and estimated net revenue of $31.4 million. However, our priority at this time is to take a more long-term per-spective by expanding reserves and re-opening the mine.

Silver: Continuing its Climb

The overriding factor in all of our decisions, of course, has been the price of silver. Throughout 2006, silver held mostly above US$10.00 per ounce and in early 2007 was trading at well above $12.00. While we cannot predict any future direction, the trend has remained very strong for the past three years. When the Avino mine closed in 2001, silver traded around $4.40 per ounce and gold $270 per ounce.

In closing, I want to thank our Board of Directors for endorsing our new strategic direction and providing valuable input as we moved forward. Also, our staff worked particularly hard this year as we worked through many changes at Avino. I’m most grateful for this support. I am particularly indebted to Mercedes Lanz Cerrada de Ling, Director and Office Manager of Cia Minera Mexicana de Avino. Since the very early days of Avino and Cia Minera’s partnership, she has provided invaluable, highly competent and tireless liaison between Canada and Mexico. We are most fortunate and grateful for this ongoing association.

ON BEHALF OF THE BOARD OF DIRECTORS

David Wolfin, President

We raised C$10 million in 2006 with the intent of exploring new areas of the Avino mine property

A key element of our new strategy was to bring in highly-qualified technical personnel.

The Avino Mine - Exploration

Four Key Priorities

Our recent strategy at the Avino mine has focused on four priorities:

1)	Exploration to expand resources in the surrounding concessions;
2)	Drilling to expand the current mine resource;
3)	Re-furbishing and upgrading the mine for re-opening;
4)	Exploiting the large tailings resource;
5)	Exploration of Surrounding Concessions.

The map highlights zones explored in 2006 or plan to explore in 2007, totaling 44 holes and nearly 11,000 meters. Targets were identi-fied through the 1993 study by LuisMin and also by an 80 km line deep penetrating IP survey by Peter E. Walcott and Associates in 2006.

Highlights from Diamond Drilling on the San Gonzalo Zone, 2006 and 2007*

	From (m)	To (m)	Down Hole Lengths (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
SG-07-01
Santiago Vein	147.0	149.7	2.70	1.19	227	>1	>1
San Gonzalo Vein Hanging Wall Zone	357.3	362.15	4.85	0.64	343.2	0.36	0.63
San Gonzalo Vein Foot Wall Zone	372.65	375.05	2.4	2.41	712.4	0.5	0.13
SG-07-02
San Gonzalo Vein Hanging Wall Zone	214.65	219.10	4.45	6.11	583.8	1.4	2.54
SG-07-03
San Gonzalo Vein	187.45	188.70	1.25	3.57	341	0.6	0.87
SG-07-04
Santiago Vein	18.55	25.00	6.45	0.21	364	NS*	NS*
Includes)	20.85	21.9	1.05	0.29	990	0.21	NS
Includes)	21.90	22.8	0.90	0.49	433	0.16	NS
CFW	258.75	259.00	0.25	2.66	114	4.8	4.22
SG-07-05
Santiago Vein	28.70	31.80	3.10	0.49	201	NS	NS
(Includes	31.10	31.80	0.70	1.54	272	NS	NS
SG-07-06
Santiago Vein	24.80	28.30	3.50	0.40	226	NS	NS
Cross Vein	280.65	280.90	0.25	0.50	2,120	7.82	NS
San Gonzalo Vein	367.35	371.5	3.85	0.10	11	NS	NS
SG-07-07
San Gonzalo Vein	247.75	250.35	2.60	2.85	351	1.04	0.6
SG-07-08
San Gonzalo Vein	62.95	63.25	0.30	0.238	30.2	662	5262
San Gonzalo Vein	64.40	64.90	0.50	0.470	10.9	159	1547
San Gonzalo Vein	68.50	68.90	0.40	0.225	43.7	846	5056
San Gonzalo Vein	70.20	70.60	0.40	0.105	6	132	642

* NS = No Significant Value

Successful Drilling at San Gonzalo

The positive San Gonzalo results illustrate the excellent potential for new discoveries. Grades at San Gonzalo are generally higher than those of the Avino vein where most of the historic mining has occurred. We now have two drill rigs committed to the property. Once all assays have been received and assessed, a second phase of drilling will begin in the summer of 2007.

Induced Polarization and Drilling on Other New Zones

Exploration in 2006 and 2007 has included induced polarization (IP) surveys over broad areas of the property. The IP surveys easily identify areas of disseminated pyrite, which are associated with vein structures in the Avino district.

The Avino Mine - Upgrading and Refurbishing

The Avino mill operated at an average rate of 1,130 tpd. Most of the infrastructure remains in place for an ongoing 1,000 tpd operation.

Independent Audit of the Plant’s Condition

In September 2006, we commissioned an independent plant audit by Herb Osborne and Associates, a widely-recognized expert in process plant evaluations. They conducted a full review of the plant, including the condition of all equipment, the capacity of each circuit and plant efficiency.

Previous Concentrate Grades and Milling Costs

They reported that the mill’s concentration ratio (weight) ranged from 2.5 to 3.5%, meaning that the 25-30 TPD of concentrate produced carried a grade of 20-25 g/t Au, 2-4 Kg/t Ag and 22-24% Cu. Prior to shutdown the average cost was approximately US $16/ton and about US $7/ton for freight treatment and refining charges from the smelter. A new mining value cut-off grade was determined to be around US$30/ton, as compared with $23/ton in the past. This calculation was derived from a review of the historical production and financial figures.

Projected Time and Capital Costs to Re-Start

The report concluded that the process plant can be brought back into operation in as little as three months contingent upon the availability of operators and mechanics for about US$1 million. A more realistic schedule would be nine months to accommodate the time required to ready the mine for continuous production. Total capital expenditures to realize a 10-year operating plan were estimated at around US$3 million, with a reasonable valuation of the property as an operating entity at US$40 million.

The report also noted that the existing tailings pond is near capacity, but there is adequate space with reasonable gradients adjacent to the existing tailings to construct a new tailings area for approximately US$2 million. There is also adequate space for a future heap leach operation in previously disturbed ground.

[PHOTO OF CORE SHACK UNDER CONSTRUCTION]

A new core shack is now under construction.

[PHOTO OF BALL MILL AT THE AVINO MINE]

Most of the mill equipment remains in place and in good condition.

Total capital expenditures to realize a 10-year operating plan were estimated at US$3 million.

Canadian Projects

Minto: Drilling in 2006 & 2007

Avino drilled four diamond core holes in 2006 to explore down dip extensions of gold bearing structures originally discovered in trenching on the Minto North Zone in 1985. Drilling was highlighted by an 0.25m intersection in hole #MO-06-01 that graded 45.4 g/t Au (1.324 oz/ton). The next round of drilling began in spring of 2007, from the Carpenter Lake lakebed.

Minto has been explored intermittently for over 60 years, and several gold and silver-bearing structures are known on the property. Between 1934 and 1940, the Minto Mine produced 17,558 ounces of gold and 50,582 ounces of silver from 88,900 tons of ore.

Olympic: Investigating the Margarita Zone

Past drilling on the Margarita Zone has returned 24 g/t gold over 0.85 meters within a wider intersection of 8.2 g/t gold over 3.48 meters. The true width of this zone was estimated at 1.47 meters.

Aumax: High-Grade Silver Assays

The large Aumax Property, located 16 kilometers southwest of Lillooet, covers nearly 10 square kilometers. Prospecting since 1999 has resulted in high-grade silver and gold assays in soil, rock and trench samples. Silver values have ranged as high as 18 oz/ton with gold assays up to 0.30 oz/ton. Further exploration, now under evaluation, would include trenching and possible diamond drilling.

Eagle: Very High Grades on the Eagle Vein

Located in the historic Keno Hill District, the Eagle Property has produced very high assays for silver since exploration first occurred there in 1964. This discovery became known as the Eagle Vein, and it clearly justified further exploration. A study carried out in August 2002 recommended geochemical and geophysical exploration to examine the continuity of the Eagle Vein. Drilling and underground exploration would follow based on the success of the initial work.

[PHOTO OF WORKER ON DIAMOND DRILLING RIG]

Diamond drilling at Avino’s Minto Property near Gold Bridge, British Columbia

We drilled four holes at the Minto property in 2006, highlighted by an 0.25m intersection of 45.5 g/t Au (1.324 oz/ton).

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company”) for the year ended January 31, 2007 should be read in conjunction with the January 31, 2007 Consolidated Financial Statements and the notes thereto. The effective date of this Management’s Discussion and Analysis (“MD&A”) is June 6, 2007.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the exploration and development of mineral properties.  The Company holds mineral claims in the Yukon and British Columbia.  The Company also holds an 88.25% equity interest in Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”).  The Company is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status.

Cia Minera

In April 2006, Wardrop Engineering Inc. (“Wardrop”) completed the scoping study on Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico.

The study concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merrill Crowe precipitation of the silver and gold. The sulphide tailings would require sampling and further metallurgical test work before a final assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation is US$16.2 million and the cost to operate per ton of tailings is US$8.64. Capital costs for a plant twice the size and half the life was US$22.7million. The internal rate of return and the net present value favoured the 4 year operation.

The capital cost estimate includes a 25% contingency and it is based on new equipment. A reduction in capital cost can be accomplished with good used equipment.

This disclosure of the implied values is preliminary in nature and includes inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and that there is no certainty that the preliminary assessment will be realised.

The heap leach process design in the study was based on a column test performed at PRA from a composite of samples from the lower and middle bench. These samples were collected and documented in the October 2005 report entitled “A Tailings Resource” by Minestart Management Inc. for whom the qualified person was Bryan Slim, MBA, P. Eng. Recovery of silver and gold from the column test was 73% silver and 78.9% gold respectively after 81 days.  The study identified an inferred resource of 2,000,000 tonnes of 95 g/t silver and 0.5 g/t gold for the oxide portion of the Avino mine tailings.

Mr. Rick Alexander P. Eng., an independent qualified person as defined by NI-43-101 prepared the capital cost estimate and co-ordinated Wardrop’s work on the Avino Tailings Project.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

In July 2006 the Company acquired control of Cia Minera through the acquisition of an additional 39.25% interest in Cia Minera that combined with the Company’s pre-existing 49% share of Cia Minera brought the Company’s ownership interest in Cia Minera to 88.25%.  The additional 39.25% interest in Cia Minera was obtained through the acquisition of 76.88% of the common shares of Promotora Avino, S.A. De C.V. (“Promotora”) which owns 49.75% of Cia Minera’s common shares, and the direct acquisition of 1% of the common shares of Cia Minera.  Cía Minera owns 100% of the Avino Mine.

The acquisition of control of Cia Minera was accomplished by a share exchange, whereby the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera.  The shares issued as consideration are valued according to the July 17, 2006 closing market price per share of $2.28.

Cia Minera leases four core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties are owing from prior years in the approximate amount $3,487,223 (denominated in Mexican pesos $32,651,905) plus interest. The Company has accrued $738,302 (denominated in Mexican pesos $6,912,940) on account of the royalties owing. Cia Minera has held the position that it has fully provided for the royalty liability in its accounts and continues to contest the action in court, however, negotiations are being held as both parties are working towards an amicable settlement.

In December 2006, the Company announced results of the first 6 diamond core drill holes exploring the Avino silver, gold and copper deposit at its wholly owned property 80 km northeast of Durango, Mexico.

Avino operated the mine from 1976 to 2001 when closure was caused by low silver, gold and copper prices and the local smelter closing for toll processing.  The 2006 drill program was designed to test for continuity down dip below the existing workings of the three principal areas of mineralization (San Luis, Elena-Tolosa, and Chirumbo). The Avino vein system strikes principally east west over 1.2 km and dips south at 60 - 70˚.

The initial hole CH-06-03 intersected the Avino vein system 180 m below the original Chirumbo workings.  The hole intersected both the main Vein/Breccia zone and the footwall breccias as follows:

CH-06-03 Azimuth 340˚ Dip - 50˚ length 453.75 m
Avino Vein 182.8 – 194.8 m, (12 m), 32.61 g/t Ag, 0.29% Cu
Footwall Breccia 204.8 m – 216.8 m, (12 m), 52.41 g/t Ag, 0.31% Cu

(Down Hole Lengths)  True widths are not known.

The four holes ET-06-01, 02, 03, 04 explored the down dip and down plunge, extension of the main ore shoot (Elena-Tolosa) on which most underground mining has occurred in the past.  Holes ET-06-01 and ET-06-02 intersected the Avino Vein System approximately 40 m below Level 11 ½ (the last level in production when the mine closed in November 2001).  Holes ET-06-03 and ET-06-04 intersected the ore-zone approximately 180 m below Level 11 ½.  Results from the four holes were as follows:

(All lengths are down hole) True widths are not known.

•	ET-06-01 AZ 340 Dip – 50 Length 431.2 m
o	Avino Vein 401.25 – 415.90 (14.65 m) 26.33 g/t Ag, 0.29% Cu
o	(Intersects west of the ET shoot and is below ore grade but it contains 409.80 – 411.85, 2.05 m, 109 g/t Ag, 0.5% Cu

•	ET-06-02 AZ 340 Dip – 50 Length 416.70 m
o	Avino Vein 375.80 – 392.80 (17 m) 35.13 g/t Ag, 0.43% Cu

•	ET-06-03 AZ 340 Dip – 50 Length 421.15 m
o	Avino Vein 368.25 – 386.65 (18.4 m) 0.18 g/t Au, 90 g/t Ag, 0.8% Cu

•	ET-06-04 AZ 340 Dip – 50 Length 444.05 m
o	Avino Vein 318.5 – 339.5 (21 m) 0.24 g/t Au, 89.4 g/t Ag, 1.12% Cu
o	Includes 318.45 – 321-45 m (3 m) 0.14 g/t Au, 238 g/t Ag, 0.73% Cu

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Hole SL-06-01 was drilled below the San Luis workings at the western end of the Avino Vein System.  Details were as follows:

•	SL-06-01 Azimuth 000 Dip - 90˚, Length 219.2 m
o	Avino Vein 130.90 – 155.95 (25.05 m)
o	1.42 g/t Au, 40.1 g/t Ag, 0.31% Cu

Drill core from the holes was assayed by Inspectorate Labs at their facilities in Durango Mexico and Sparks Nevada U.S.A.  The assay methods were gold (Au) fire assay with AA finish, silver (Ag) fire assay with gravimetric finish and copper (Cu) by 30 element ICP package.  Sampling procedures, chain of custody etc. are compliant with NI 43-101.

The drilling was supervised by Chris J. Sampson, P. Eng., a Qualified Person under National Instrument 43-101.

Subsequent to the year end, the Company announced the results of a seven hole diamond drill program on the San Gonzalo gold, silver, lead, zinc structure situated 2 km northeast of its former producing Avino mine (1976 – 2001).

The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90°) towards the southwest.  The principal intersections are:

Vein or Structure	From (metres)	To (metres)	Down Hole Lengths (m)	Au (g/t)	Ag (g/t)	Pb%	Zn(%)
Hole SG-07-01
Santiago Vein	147.0	149.7	2.70	1.19	227	> 1%	> 1%
San Gonzalo Vein Hanging Wall Zone	357.3	362.15	4.85	0.64	343.2	0.36%	0.63%
San Gonzalo Vein Foot Wall Zone	372.65	375.05	2.4	2.41	712.4	0.5%	0.13%
Hole SG-07-02
San Gonzalo Vein Hanging Wall Zone	214.65	219.10	4.45	6.11	583.8	1.4	2.54
San Gonzalo Vein Foot Wall Zone	252.65	256.00	3.35	6.91	21.1	1.55	2.33
Hole SG-07-03
San Gonzalo Vein	187.45	188.70	1.25	3.57	341	0.6	0.87
Hole SG-07-04
Santiago Vein	18.55	25.00	6.45	0.21	364	NS	NS
(includes)	20.85	21.9	1.05	0.29	990	0.21	NS
	21.90	22.8	0.90	0.49	433	0.16	NS
Cross Vein	31.00	34.05	3.05	0.18	86	0.17	NS
San Gonzalo HW	248.15	249.25	1.10	0.43	58	0.25	0.26
FW	258.75	259.00	0.25	2.66	114	4.8	4.22
Hole SG-07-05
Santiago Vein	28.70	31.80	3.10	0.49	201	NS	NS
Includes	31.10	31.80	0.70	1.54	272	NS	NS
Hole SG-07-06
Santiago Vein	24.80	28.30	3.50	0.40	226	NS	NS
Cross Vein	280.65	280.90	0.25	0.50	2,120	7.82	NS
San Gonzalo Vein	367.35	371.5	3.85	0.10	11	NS	NS
Hole SG-07-07
San Gonzalo Vein	247.75	250.35	2.60	2.85	351	1.04	0.66

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects.  Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.

Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish.  Other elements are reported from a 29 element I.C.P. package.

The program was carried out under the supervision of Chris J. Sampson, P. Eng., a qualified person under 43-101.

In September 2006, the Company commissioned an independent plant audit by Herb Osborne and Associates, a widely recognized expert in process plant evaluations, to conduct a full review of the plant, including the condition of all equipment, the capacity of each circuit, and the efficiency of plant.  The report was an order of magnitude cost estimate for the processing plant and is not NI 43-101 compliant as it does not include underground development work.

The Avino process plant was built initially in the 1970’s refurbished and capacity increased in 1993.  Most of the infrastructure is in place for an ongoing 1000 TPD operation.  Some of the buildings will require cleanup and repair and refurbishment.  The plant was fully permitted but remains in temporary closure.  Permits will have to be brought current.

At the time of shutdown in 2001 with low commodity prices the mill was operating at an average rate of 1130 TPD.  The concentration ratio (weight) ranged from 2.5 to 3.5% i.e. producing 25-30 TPD of concentrate at a 20-25 g/t Au, 2-4 Kg/t Ag and 22-24% Cu.  Prior to shut down the average cost per ton milled was approximately US $16/ton and about US $7/ton for freight treatment and refining charges from the smelter.   A new mining value cut off grade was determined to be around US $30/ton.  This followed a review of the historical production and financial figures.

The report concluded that the process plant can be brought back into operation in as little as three months contingent upon the availability of operators and mechanics for about US $1 million for an operating life of 5 to 10 years.  A more realistic schedule would be nine months to accommodate the time required to ready the mine for continuous production.  The operating life of 5 to 10 years refers to the operating life of the processing plant after the capital expenditures and not the operating life of the mine. The Company has not completed a feasibility study and this should not be perceived as a projection.

The report also concluded that the existing tailings pond is near capacity and that there is adequate space with reasonable gradients adjacent to the existing tailings to construct a new tailings area as well as space for a future heap leach operation on previously disturbed ground.  Order of magnitude cost estimate for this tailings facility is based on a starter dam and monitoring devices necessary for a ten year life is a little over US $2 million.

Total capital expenditure to achieve a 10 year operating plan is therefore estimated to be around US $3 million and a reasonable valuation of the property as an operating entity is US $40 million.  The valuation of US $40 million by Herb Osborne and Associates is the construction value for a new 1,000 TPD plant with new equipment and is not a value of the property as an operating entity.

The Company is also considering dewatering the main trackless decline ramp in 2007.  This will allow access for development of underground workings and drilling to bring the ore blocks into NI 43-101 compliance.

In December 2006, the Company contracted Peter E. Walcott and Associates to carry out a 80 km line deep penetrating IP Survey at its Avino property in Mexico.  IP Geophysics will help identify drill targets for the upcoming year.

The survey explored several areas of Avino’s extensive holdings in the district.  Of particular interest was the Gap Zone between the former producing mine (1976 – 2001) and the Cerro San Jose area.  In addition the area west of the former producing mine will be explored at depth.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Olympic Property

The Olympic Property (the “Olympic Property”) consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Olympic Property is owned 100% by the Company.

No drilling on the Olympic Property was completed in 2006.

Minto Property

The Minto Property (the “Minto Property”) consists of 17 UTM cells covering 346.539 hectares located on the north side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada NTS 092J15.  The Minto Property is owned 100% by the Company.

In December 2006, the Company announced the results of the 2006 drilling program on its Minto Property The four diamond core holes were drilled to explore down dip extensions of gold bearing structures originally discovered in trench 827 on the Minto North Zone.

Holes MO-06-01 and 02 were drilled from a site approximately 10 m west of trench 827.  Hole MO-06-03 was drilled from a site approximately 2 m north and 7 m east of MO-06-01, 02. Hole MO-06-04 was drilled from the same set-up.

The gold bearing structures consist of sets of parallel narrow (1-2 mm) fractures containing quartz, carbonate, grey sulphide veinlets.

The four holes drilled ranged from 1.04 g/t to 45.4 g/t.

Drilling was conducted under the supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101.  Samples were assayed at Eco-Tech Laboratory Ltd., Kamloops, B.C., a certified assayer by fire assay with A.A. finish.

Results of Operations

Three months ended January 31, 2007 compared with the three months ended January, 31, 2006.

Operating and administrative expenses

Operating and administrative expenses totaled $793,890 for the quarter ended January 31, 2007 compared with $455,756 for quarter ended January 31, 2006, an increase of $338,134.  There were increases of $1,791 in amortization, $9,000 in management fees, $12,048 in office and miscellaneous, $36,242 in professional fees, $18,223 in salaries and benefits, $119,790 in shareholder and investor relations costs, $203,662 in stock-based compensation and $4,894 in travel and entertainment.  The increase in office costs is a direct result of the consolidation with Cia Minera and the exploration activities taking place on the Mexican properties compared to the previous year where Cia Minera’s overhead was not consolidated with the Company’s and there was no exploration taking place.  The professional fees were higher due primarily to increased audit fees.  Besides needing Cia Minera’s operations audited by the Company’s British Columbia based auditors, audit fees have been increasing over past years due to evolving and more complex disclosure requirements.   Shareholder and investor relations expenses were higher due to increased promotional efforts and investor relations service agreements that did not exist in the quarter ended January 31, 2006.  Management fees were higher due to an increase in compensation to the President of the Company.  Travel costs were higher due to business associated with Cia Minera and more trade show participation.  Reducing the impact of all these cost increases was a decrease of $26,688 in general exploration and $40,828 in regulatory and compliance fees.  Regulatory and compliance fees were actually minimal for both comparative quarters, however the quarter ended January 31, 2007 included a year end adjustment that reclassified some items as share issuance costs instead.  The increase in general exploration is also due to a year end adjustment as opposed to actual costs incurred during the quarter ended January 31, 2007.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Loss for the period

The loss for the quarter ended January 31, 2007 was $891,249 compared with a loss of $1,198,418 for the quarter ended January 31, 2006, a decrease of $307,169. Higher operating and administrative expenses in the recent quarter as discussed above were more than offset by other income and expenses. Because of the higher cash balance in the current quarter, interest income was $100,606 higher than the quarter ended January 31, 2006.  Whereas expenditures concerning Cia Minera operations are now expensed as an operating item, the scoping and pre-feasibility expenditures in the quarter ended January 31, 2006 were classified as an other expense item and the amount for this period was $113,624 compared to $nil in the current quarter.  The quarter ending January 31, 2006 also incurred other loss items that did not exist in the quarter ended January 31, 2007.  These were write-downs to marketable securities and mineral properties of $217,000 and $103,242 respectively.

Twelve months ended January 31, 2007 compared with the twelve months ended January 31, 2006.

Operating and administrative expenses

General and administrative expenses totaled $4,014,734 for the year ended January 31, 2007 compared with $1,416,797 for the year ended January 31, 2006, an increase of $2,597,937. The largest individual expense increase for the period is due to the recognition of stock based compensation for options to employees.  The amount charged to operations in the fiscal 2007 year was $2,860,603 compared to $725,125 in fiscal 2006, a difference of $2,135,478.  The stock-based compensation is not a cash expense.  It is the fair value attributed to the stock options granted in a particular period to employees and directors of the Company based on the Black-Scholes pricing model.  In fiscal 2007, there were a higher number of options granted compared to the previous year, thus resulting in a higher stock-based compensation.  Once the fair value of the stock options is determined, the amount is charged to operations along with a corresponding value applied to contributed surplus.

The balance of the increase in operation and administrative costs for fiscal 2007 over fiscal 2006 is due to increases in amortization of $1,697, general exploration of $106,899, management fees of $27,000, office and miscellaneous costs of $26,484, regulatory and compliance fees of $12,726, salaries and benefits of $14,284, shareholder and investor relations of $267,476 and travel and entertainment of $19,457. The only reduction in operating and administrative expenses in fiscal 2007 was to professional fees for $13,564.  The higher general exploration costs, management fees, office and miscellaneous costs, salaries and benefits and travel and entertainment expenses in fiscal 2007 are due to the same reasons discussed above for the three month period comparison.  Regulatory and compliance fees were higher in fiscal 2007 due to the filing fees associated with the $10 million private placement.  In regards to significantly higher shareholder and investor relations costs in fiscal 2007, part of the reason was increased promotional and advertising efforts and investor relations service agreements that did not exist in fiscal 2006.  Another reason is that some investor relations service providers received more stock options in fiscal 2007 than fiscal 2006 as per terms of their agreements.  As described above for stock-based compensation on options granted to employees and directors, the value of these options are determined in the same manner but instead are charged to shareholder and investor relations as the options become vested.  Within the $464,806 in shareholder and investor relations expenses in fiscal 2007, $195,600 is for the stock options granted and not paid out in cash.  In comparison, in fiscal 2006 the shareholder and investor relations expense included an amount of $103,981 that was due to the granting of stock options, a difference of $91,619.

Loss for the period

Loss for the year ended January 31, 2007 was $3,648,539 compared with a loss of $2,369,724 for the year ended January 31, 2006, an increase of $1,278,815.  This increase was due to larger operating and administrative expenses discussed above.  One factor that reduced the overall loss in fiscal 2007 was an increase of $384,158 in interest income over fiscal 2006 which partially offset the increase in operating and administrative expenses.  Other changes were an increase of $30,464 in foreign exchange losses in fiscal 2007 over fiscal 2006, and the year ended January 31, 2006 had several other expense items that were either not incurred or were much less in fiscal 2007.  These were the write-downs of marketable securities and mineral properties and a significantly higher equity loss in Cia Minera that were noted earlier in the fourth quarter loss comparison.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	January 31, 2007	January 31, 2006	January 31, 2005
Total revenues	$-	$-	$-
Loss before other items	(4,014,734)	(1,416,797)	(506,039)
Loss for the year	(3,648,539)	(2,369,724)	(814,710)
Loss per share	(0.20)	(0.22)	(0.08)
Total assets	23,295,039	3,901,160	3,219,431
Total liabilities	3,789,083	586,714	341,174
Working capital	9,780,918	2,871,446	1,997,847

The 2006 fiscal year saw the Company increase its working capital by attaining $1,748,827 through issuing common shares on the exercising of stock options and warrants. The 2007 fiscal year saw the Company increase its working capital even more significantly by raising $10 million in cash through a private placement of 5 million units at a price of $2.00 per unit.

In addition to the working capital increasing significantly, total assets have increased from $3,901,160 in fiscal 2006 to $23,295,039 in fiscal 2007, an change of $19,393,879.  This was the result of the cash raised through the private placement mentioned above and the acquisition of Cia Minera.  Due to the acquisition, the mineral property carrying value on the books has increased by $9,525,575 and additional assets involving mine mill and processing plant and mine facilities, machinery and equipment has been added to the balance sheet for an amount of $996,964.

In the fiscal year 2005 the Company had no long term debt whereas in 2006 there was a $342,596 obligation regarding Cia Minera.  With the acquisition of control of Cia Minera, in 2007 the liabilities in Cia Minera are consolidated with the Company and are no longer reported as a separate obligation. The acquisition of control of Cia Minera did result in a different liability however and that was a future income tax liability of $2,335,999.

Summary of Quarterly Results

	2007	2006	2006	2006	2006	2005	2005	2005
Period ended	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1
Loss for the period	$(891,249)	$(141,156)	$(193,510)	$(2,422,624)	$(1,198,418)	$(265,074)	$(224,274)	$(681,958)
Loss per share	(0.01)	(0.01)	(0.01)	(0.17)	(0.11)	(0.02)	(0.02)	(0.07)
Total assets	23,295,039	20,998,110	21,229,527	13,127,233	3,901,160	2,815,603	2,826,958	3,081,915

The quarterly losses prior to January 31, 2006 were influenced by site assessment costs pertaining to Cia Minera including feasibility studies and associated overhead costs pertaining to traveling to Mexico on a frequent basis. Since the private placement in the current year, there has been more emphasis on shareholder and investor relations activities and company promotion.  These activities in addition to an increase in costs related to the management of Cia Minera has caused quarterly expenses to exceed the periods prior to January 31, 2006.  Higher interest revenue each quarter due to the Company carrying more cash has made the quarterly losses smaller in periods such as Q2-July 31, 2006 and Q3-October 31, 2007.  Stock-based compensation is one item that causes significant swings in the losses between quarters.  Most notable impacts caused by stock-based compensation are in Q1-April 30, 2006 ($2,363,336) followed by Q1-April 30, 2005 ($486,100), Q4-January 31, 2007 ($389,287), Q4-January 31, 2006 ($185,625) and to a lesser degree it effects Q3-October 31, 2006 ($53,990), Q2-July 31, 2006 ($53,990), Q3-October 31, 2005 ($53,400) and Q4-January 31, 2005 ($20,384).  A factor that should work to reduce losses instead of adding to them is Cia Minera exploration costs that will now be capitalized instead of expensed.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

Liquidity and Capital Resources

During the year ended January 31, 2007 the Company incurred expenditures that increased its mineral property carrying value on their British Columbian properties by $51,751 and $10,225,805 on their Mexican properties.  At this time the Company has no operating revenues but did earn interest income of $430,231 in fiscal 2007 compared to $46,073 in fiscal 2006.

At January 31, 2007, the Company had working capital of $9,780,918 and cash and cash equivalents of $11,045,106.  During the fiscal 2007 year, the Company raised gross proceeds of $10,000,000 through a private placement of 5,000,000 shares at a price of $2.00 per share. The Company also raised proceeds of $585,866 from the exercising of 456,700 stock options and $3,125 from the exercising of 1,250 warrants.  The Company is continuing its exploration programs in Mexico and British Columbia and the estimated drilling costs for the following year is $1,250,000 and $70,000 respectively.  The Company has sufficient cash on hand at this time to finance their planned exploration work on its mineral properties and maintain administrative operations through January 31, 2008.

The Company is in the exploration stage until such time that the Avino mine is opened again. The investment in and expenditures on the mineral property comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at Cia Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

During the twelve months ended January 31, 2007, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)
$119,857 (2006 - $163,328; 2005 - $124,146) for administrative services and expenses to Oniva International Services Corp (“Oniva”), a private company that is 16.67% owned by the Company and with the remaining 83.33% shared equally between five other companies that are related by common directors and management;

ii)	$87,000 (2006 - $60,000; 2005 - $60,000) to a private company controlled by the President for management fees;

iii)	$30,000 (2006 - $30,000; 2005 - $12,500) to a private company controlled by a Director of a related company for consulting fees;

iv)	$84,279 (2006 - $Nil; 2005 - $Nil) for investor relations services to National Media Associates, a business significantly influenced by a Director of the Company.

v)
The Company paid or accrued $53,837 (2006 - $146,092; 2005 - $Nil) to ABC Drilling Services Inc. (“ABC Drilling”), a private company that is a 100% owned subsidiary of Oniva for drilling services and $6,854 (2006 - $20,433; 2005 - $Nil) to Bralorne Gold Mines Ltd., a public company with common directors and management, for exploration services.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

There is an amount due from a related party of $64,933 (2006 - $83,000) from ABC Drilling The amount due is non-interest bearing, unsecured and has no stated terms of repayment.  The Company had also paid an exploration advance of $39,000 in a prior period of which the entire amount has been applied to drilling services performed during the current period.

Amounts due to related parties consist of $105 (2006 - $16,710) due to a private company controlled by a Director of the Company, $7,500 (2006 - $Nil) due to a directors and $133,919 (2006 - $161,563) due to Oniva.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the fiscal year ended January 31, 2007, $87,000 was paid to the President for services as director and officer of the Company and $11,191 was paid to the Secretary for services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

At January 31, 2007 there were 20,584,727 common shares outstanding.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.20	October 21, 2008	41,800
$1.35	April 5, 2010	262,000
$1.35	September 26, 2010	52,500
$2.72	March 15, 2011	120,000
$3.99	April 26, 2011	1,000,000
		1,476,300

The following is an analysis of outstanding warrants:

Exercise Price	Expiry Date	Number of Underlying Shares
$2.50	March 20, 2008	2,498,750
		2,498,750

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

The Company entered into a 12 month agreement in with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company has agreed to pay National Media US$6,000 per month, and the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company.  The agreement with National Media expired on March 15, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totaled $10,613 (US$9,000).

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2007

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees of $2,000 per month plus expenses.  The agreement with IRS expires on October 5, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totaled $16,000.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico.  As at January 31, 2007 the Company is committed to drilling services at an estimated cost of $416,022, which is denominated in U.S. dollars (US$352,800).  Management has determined that the Company’s exploration in fiscal 2008 will likely exceed the minimum commitment, and thus the minimum drilling cost will be paid in fiscal 2008.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2007 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at January 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	The Company is evaluating the effectiveness of its staff resources, as currently the Company seeks outside guidance to address complex accounting and tax issues that arise.

The weaknesses and their related risks are not uncommon in a company the size of Avino because of limitations in size and number of staff.  The Company believes it has taken initial steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended January 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent Events

None.

AVINO SILVER & GOLD MINES LTD. Consolidated Financial Statements For the Years Ended January 31, 2007, 2006 and 2005

AUDITORS’ REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheet of Avino Silver & Gold Mines Ltd. as at January 31, 2007, and the consolidated statements of operations and deficit, and cash flows for the year ended January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The balance sheet figures as at January 31, 2006 and the statements of operations and deficit, and cash flows for the years ended January 31, 2006 and 2005 were audited by another firm of chartered accountants, which expressed an opinion without reservation on those financial statements in their report dated May 31, 2006.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 7, 2007

COMMENTS BY AUDITORS ON CANADA AND UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (U.S.) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (U.S.), our report to the shareholders dated May 7, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 7, 2007

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
As at January 31, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006
ASSETS
Current
Cash and cash equivalents	$11,045,106	$3,067,011
Interest receivable	38,179	–
Taxes recoverable	96,674	35,009
Prepaid expenses and amounts receivable	54,042	13,544

	11,234,001	3,115,564

Property, Plant and Equipment (Note 4)	1,015,228	2,611
Reclamation Bonds	5,500	3,000
Mineral Properties (Note 5)	10,764,455	486,900
Advances to Related Companies (Note 14 (a))	65,770	83,000
Investments in Related Companies (Note 6)	210,085	210,085
	$23,295,039	$3,901,160
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,311,560	$62,700
Due to related parties (Note 14(b))	141,524	181,418
	1,453,084	244,118
Future Income Tax Liability (Note 13)	2,335,999	–
Commitment towards equity loss in Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	–	342,596
	3,789,083	586,714
SHAREHOLDERS' EQUITY
Share Subscriptions Received in Advance	–	247,730
Share Capital (Note 9(a))	33,112,072	19,264,265
Shares Issued For Proceeds Receivable	(5,940)	(56,732)
Contributed Surplus (Note 10)	7,259,879	1,070,699
Treasury Shares (14,180 shares, at cost)	(101,869)	(101,869)
Deficit	(20,758,186)	(17,109,647)
	19,505,956	3,314,446
	$23,295,039	$3,901,160

NATURE AND CONTINUANCE OF OPERATIONS – NOTE 1
CONTINGENT LIABILITY AND COMMITMENTS – NOTES 18 AND 19

Approved by the Board of Directors:

“Louis Wolfin”                      Director                                                                                     “David Wolfin”                  Director

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005
Revenue	$–	$–	$–
Operating and Administrative Expenses
Amortization	2,677	980	1,210
General exploration	106,899	–	–
Interest	–	–	65
Management fees	87,000	60,000	60,000
Office and miscellaneous	146,348	119,864	96,409
Professional fees	127,441	141,005	34,993
Regulatory and compliance fees	34,416	21,690	39,463
Salaries and benefits	87,813	73,529	69,310
Shareholder and investor relations (Note 11)	464,806	197,330	59,044
Stock-based compensation (Note 12)	2,860,603	725,125	81,540
Travel and entertainment	96,731	77,274	64,005
	4,014,734	1,416,797	506,039
	(4,014,734)	(1,416,797)	(506,039)
Other income (expenses)
Interest income	430,231	46,073	41,999
Foreign exchange gain (loss)	(30,455)	9	29
Write-down of investment in related company	–	(217,000)	–
Write-down of mineral property	–	(103,242)	–
Site assessment costs for Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	–	(355,921)	(391,899)
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	(33,581)	(342,596)	–
LOSS BEFORE INCOME TAXES	(3,648,539)	(2,389,474)	(855,910)
Future income tax benefit recognized on renouncement of Canadian exploration expenditures (Note 13)	–	19,750	41,200
NET LOSS FOR THE YEAR	(3,648,539)	(2,369,724)	(814,710)
DEFICIT, beginning of year	(17,109,647)	(14,739,923)	(13,925,213)
DEFICIT, end of year	$(20,758,186)	$(17,109,647)	$(14,739,923)
BASIC AND DILUTED LOSS PER SHARE	$(0.20)	$(0.22)	$(0.08)
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,385,007	10,965,718	10,410,379

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year	$(3,648,539)	$(2,369,724)	$(814,710)
Adjustments for non-cash items:
Amortization	2,677	980	1,210
Stock-based compensation	2,860,603	725,125	81,540
Fair value of options issued for investor relations services	195,600	103,981	–
Write-down of investment in related company	–	217,000	–
Write-down of mineral property interest	–	103,242	–
Equity loss on Cia Minera prior to acquisition of control	33,581	342,596	–
Future income tax benefit recognized on the renouncement of Canadian exploration expenditures	–	(19,750)	(41,200)
	(556,078)	(896,550)	(773,160)
Net change in non-cash working capital (Note 16)	61,750	(91,529)	14,849
	(494,328)	(988,079)	(758,311)
FINANCING ACTIVITIES
Share subscriptions received in advance	–	247,730	–
Receipt of share proceeds receivable	56,732	–	–
Shares issued for cash, net	9,511,593	1,748,827	435,789
	9,568,325	1,996,557	435,789
INVESTING ACTIVITIES
Reclamation bonds	(2,500)	(3,000)	–
Property, plant and equipment purchases	(18,331)	(768)	–
Mineral property exploration expenditures	(777,586)	(273,234)	(91,400)
Advances to a related party	–	52,000	(135,000)
Advances to Cia Minera prior to acquisition of control	(297,485)	–	–
	(1,095,902)	(225,002)	(226,400)
Increase (decrease) in cash and cash equivalents	7,978,095	783,476	(548,922)
CASH AND CASH EQUIVALENTS, beginning of year	3,067,011	2,283,535	2,832,457
CASH AND CASH EQUIVALENTS, end of year	$11,045,106	$3,067,011	$2,283,535

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$16	$–	$65
Income taxes	–	–	–
Non-cash investing activity:
3,164,702 shares issued in acquisition of controlling interest in Cia Minera	7,215,520	–	–

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and Yukon, Canada.

The Company is in the exploration stage with its mineral properties and has not yet determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, obtaining further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will likely be required to raise new financing through the sale of shares to continue with the exploration for and development of its mineral properties. Management intends to secure additional financing through the issuance of common stock. However, there can be no assurance that management will be successful in its efforts to secure additional financing through the issuance of common stock, or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

i)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its Mexican subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation. The Company’s Mexican subsidiaries are the wholly-owned Oniva Silver and Gold Mines S.A., Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has direct ownership of 76.88%, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 50% direct ownership and an additional 49.75% of Cia Minera is held through Promotora.

The Company acquired control of Promotora and Cia Minera on July 17, 2006 (see Note 3) and prior to the acquisition of control the Company accounted for its 49% ownership of Cia Minera using the equity method. Under the equity method, the Company’s original investment in Cia Minera was initially recorded at cost, and subsequently adjusted to reflect the Company’s share of earnings or loss in Cia Minera.

These consolidated financial statements include the operations of Promotora and Cia Minera subsidiaries on a consolidated basis beginning on July 17, 2006 and cover the period ending on December 31, 2006, which is a different period end date than the Company’s fiscal year-end, since the subsidiaries prepare annual financial statements following Mexican law requiring a December 31 year-end.

ii)	Cash and cash equivalents

The Company considers all highly liquid instruments with maturities of three months or less on the date of purchase to be cash equivalents.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)	Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated amortization. Amortization is recorded over the useful lives of the assets on the declining balance basis at the following rates:

Office equipment, furniture and fixtures                                                    20%
Computer equipment                                                                                    30%
Mine mill, machinery and plant                                                                   12%
Mine facilities and equipment                                                                     6% to 10%

The mine mill, machinery and plant were acquired on July 17, 2006 (see Note 3) and are not in active use, as the Company is in the process of evaluating the re-activation of the mine. Accordingly, the mine mill, machinery and plant are considered to be under reconstruction and no amortization is recorded on these assets during the 2007 year-end.

iv)	Mineral properties

Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include cash consideration and the fair market value of common shares issued for mineral property interests based on the trading price of the shares. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future.

Impairment may occur in the carrying value of mineral properties when one of the following conditions exists:

(a)	the Company's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;
(b)	exploration results are not promising and no more work is being planned in the foreseeable future on the property; or
(c)	the remaining lease terms for the property are insufficient to conduct necessary studies or exploration work.

Once impairment has been determined then a portion of the carrying value will be written-down to net realizable value. Amounts shown for mineral properties reflect costs incurred to date, less write-downs, and are not intended to reflect present or future values.

v)	Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for using equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. The investment is initially recorded at cost and increased or decreased for the Company’s share of income or loss respectively. In those instances where the Company’s share in the investee’s cumulative net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses as a liability only if it has determined that it has ongoing obligations or commitments towards the investee. In those circumstances where the Company has no ongoing obligations or commitments to support the investee, the Company records cumulative losses only to the extent of the carrying amount of the investment.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

v)           Investments (continued)

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. These investments are written down when there is a decline in value that is considered other than temporary.

vi)	Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Mexican foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

vii)	Financial instruments

(a)	Fair values
The carrying values of cash and cash equivalents, amounts receivable, accounts payable, and amounts due from (to) related companies and related parties approximate their fair values due to the immediate or short-term maturity of these financial instruments.

(b)	Interest rate risk
In management’s opinion, the Company is not exposed to significant interest rate risks.

(c)	Foreign exchange currency risk
The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (MXN) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $96,471 (MXN$903,287), amounts receivable denominated in pesos totalling $2,197 (MXN$20,571), taxes recoverable denominated in pesos totalling $89,258 (MXN$835,748), accounts payable denominated in pesos totalling $1,148,505 (MXN$10,753,787).

(d)	Credit risk
The Company's cash and equivalents are primarily held in accounts with Canadian financial institutions, and as at January 31, 2007 cash and cash equivalents substantially exceeds the amounts covered under federal deposit insurance.

viii)         Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of estimates relate to recoverability or valuation of amounts receivable, property, plant, equipment, and mineral properties, the valuation of asset retirement obligations, useful lives for amortization, recognition of future income tax assets and liabilities, and stock-based compensation. Actual results could differ from those estimates.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

ix)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

The Company follows CICA Emerging Issues Committee Abstract 146 Flow-Through Shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures, to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized for the net tax effect of the deductions renounced, and share capital is reduced.

If the Company has sufficient unrecognized tax losses carried forward or other unrecognized future income tax assets to offset all or part of this future income tax liability, a portion of such unrecognized future income tax assets is recorded as a future income tax recovery up to the amount of the future income tax liability that would otherwise be recognized.

x)	Stock-based compensation

The Company follows CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments. Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of stock-based payments. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date using the Black-Scholes option pricing model, and are expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Consideration received on the exercise of stock options is recorded as share capital.

xi)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants.

For the years ended January 31, 2007, 2006 and 2005, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

xii)	Site restoration obligations

The Company recognizes the fair value of its liability for asset retirement obligations, including site restoration costs in the year in which such liabilities are incurred and can be estimated. Upon recognition of an asset retirement obligation, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs to be $nil as at January 31, 2007 (2006 - $nil) as significant disturbance of sites giving rise to restoration obligations had not yet occurred.

xiii)	Long-lived assets

The recoverability of long-lived assets, which includes property, plant, equipment, and mineral properties is assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal less costs to sell, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available.

NOTE 3 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On July 17, 2006 the Company acquired control of Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company’s pre-existing 49% share of Cia Minera, brought the Company’s ownership interest in Cia Minera to 88.25%. The additional 39.25% interest in Cia Minera was obtained through the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V. (“Promotora”) which in turn owns 49.75% of Cia Minera’s common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 5).

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera. The shares issued as consideration were valued based on the July 17, 2006 closing market price per share of $2.28. The acquisition was accounted for using the purchase method and these consolidated financial statements include the assets, liabilities and operations of these subsidiaries beginning on July 17, 2006, the date of acquisition of control. The acquisition of the 39.25% interest described above does not include a 1% interest acquired from an estate subject to approval and transfer of the shares to the Company by the trustee for that estate.

The cost of the acquisition of Cia Minera was comprised as follows:

Issuance of 3,164,702 shares issued as consideration	$7,215,521
Direct acquisition costs	24,705
Cash advances to Cia Minera prior to July 17, 2006	297,485
Assumption of equity based commitment made prior to July 17, 2006	(376,177)
$7,161,534

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 3 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (continued)

The cost of Cia Minera was allocated to the estimated fair values of the assets acquired and liabilities assumed as at July 17, 2006 as follows:

Cash	$21,154
Taxes and other amounts recoverable	27,977
Mine mill and processing plant	934,654
Mine facilities, machinery and equipment	62,310
Mineral properties	9,525,575
Accounts payable and accrued liabilities	(864,816)
Future income tax liability	(2,335,999)
Taxes payable	(209,321)
$7,161,534

Prior to the July 17, 2006 acquisition of the additional 39.25% in Cia Minera, the Company accounted for its original 49% interest using the equity method.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value
Office equipment, furniture and fixtures	$5,512	$3,684	$1,828	$2,611
Computer equipment	19,015	684	18,331	–
Mine mill, machinery and processing plant	934,654	–	934,654	–
Mine facilities and equipment	62,310	1,895	60,415	–
	$1,021,491	$6,263	$1,015,228	$2,611

NOTE 5 - MINERAL PROPERTIES

	Durango Mexico	British Columbia Canada	Yukon Canada	Total
2007
Carrying amounts, beginning of year	$–	$486,900	$1	$486,900
Acquisition costs	9,525,575	–	–	9,525,575
Exploration costs incurred during year:
Assays	–	2,001	–	2,001
Assessment and taxes	–	2,410	–	2,410
Drilling	609,518	14,837	–	624,355
Field supplies and services	–	11,242	–	11,242
Geological	90,712	21,260	–	111,972
Mineral properties, end of year	$10,225,805	$538,650	$1	$10,764,455

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES (continued)

	Durango Mexico	British Columbia Canada	Yukon Canada	Total
2006
Carrying amounts, beginning of year	$–	$212,258	$103,243	$315,501
Exploration costs incurred during year:
Assays	–	11,158	–	11,158
Assessment and taxes	–	2,965	–	2,965
Drilling	–	193,396	–	193,396
Field supplies and services	–	25,835	–	25,835
Geological	–	35,560	–	35,559
Surface work	–	5,727	–	5,728
Less: write-down	–	–	(103,242)	(103,242)
Mineral properties, end of year	$–	$486,899	$1	$486,900

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

The Company acquired the Durango mineral properties through the acquisition of Cia Minera during the 2007 year-end (see Note 3). The Company’s subsidiary Cia Minera owns 43 mineral claims in the state of Durango, Mexico.

In addition four core mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010. An ongoing dispute regarding royalties on the leased mineral claims exists (see Note 18).

The Company’s mineral claims in Mexico are divided into the following three properties:

(i)	Avino mine area property

The Avino mine property is situated around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are five exploration concessions covering 163.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares. Under a royalty agreement covering three additional mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)	Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES (continued)

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia are divided into the following three properties:

(i)	Aumax property

In 2003 the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the 2007 year end these mineral claims were converted into one claim encompassing all of the original claims.

(ii)	Minto property

The Company has a 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. Avino recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

(iii)	Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the 2007 year end these original mineral claims and factions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

(c)	Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

NOTE 6 - INVESTMENTS IN RELATED COMPANIES

Investments carried at cost are comprised as follows:

	2007	2006
Bralorne Gold Mines Ltd.	$205,848	$205,848
Levon Resources Ltd.	4,236	4,236
Oniva International Services Corporation	1	1
	$210,085	$210,085

Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $206,021 as at January 31, 2007 (2006 - $324,259). Bralorne is a public company with common directors.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 6 - INVESTMENTS IN RELATED COMPANIES (continued)

Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $21,180 as at January 31, 2007 (2006 - $7,766). Levon is a public company with common directors.

Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by common directors and management. See Note 19 for disclosure on the Company’s commitment to Oniva.

NOTE 7 - NON-CONTROLLING INTEREST

The Company has an 88.25% interest in its subsidiary Cia Minera, and the remaining 11.75% portion is presented as a non-controlling interest. The non-controlling interest has been recorded as a net obligation to the Company by Cia Minera, net of a valuation allowance, as the owners of the 11.75% minority interest in Cia Minera do not have a demonstrated commitment towards funding Cia Minera’s net losses. Accordingly, the non-controlling portion of Cia Minera operating losses are not recognized as an asset in these financial statements.

The carrying amount of the non-controlling interest is as follows:

Non-controlling interest portion in Cia Minera’s net obligation to the Company on July 17, 2006, the date of acquisition	$111,874
Non-controlling interest in Cia Minera’s net loss since acquisition	20,437
Loss valuation allowance	(132,311)
Non-controlling interest - net carrying amount	$–

NOTE 8 - COMMITMENT AND SITE ASSESSMENT COSTS RELATED TO CIA MINERA

The Company incurred the following site assessment costs in contemplation of its additional 39.25% acquisition of Cia Minera:

	2007	2006	2005
Geological assessment	$–	$133,915	$128,419
Professional fees	–	26,054	22,964
Site overhead and maintenance	–	195,952	240,516
	$–	$355,921	$391,899

Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation to Cia Minera and accordingly did not record its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it had a commitment to Cia Minera. Accordingly, it began to recognize in operations its equity interest in the losses of Cia Minera. In fiscal 2006, Avino recognized into operations its interest in previously unrecorded equity losses of Cia Minera in the amount $342,596. During fiscal 2007 the company recorded a further $33,581 of equity losses in Cia Minera, resulting in a total of $376,177 in equity based losses in Cia Minera prior to the acquisition of control on July 17, 2006 (see Note 3).

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

Issued:

	2007		2006
	Shares	Amount	Shares	Amount
Balance, beginning of year	11,962,075	$19,264,265	10,521,775	$17,030,084
Shares issued for cash:
Private placement	5,000,000	10,000,000	–	–
Less value of warrants on private placement transferred to contributed surplus	–	(3,578,383)	–	–
Exercise of stock options	456,700	585,866	249,500	261,175
Exercise of warrants	1,250	3,125	1,190,800	1,544,384
Shares issued for Cia Minera acquisition (Note 3)	3,164,702	7,215,521	–	–
Transferred from contributed surplus on exercise of stock options	–	443,831	–	448,372
Exercise of warrants	–	1,575	–	–
Future income tax liability on issuance of flow-through shares (Note 13)	–	–	–	(19,750)
Share issuance costs	–	(823,728)	–	–
	8,622,652	13,847,807	1,440,300	2,234,181
Balance, end of year	20,584,727	$33,112,072	11,962,075	$19,264,265

Private placement

During the year ended January 31, 2007, the Company completed a private placement of 5,000,000 units at a price of $2.00 per unit, each unit consisted of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $2.50 until March 20, 2008. The gross proceeds from the private placement was $10,000,000 and share issuance costs were $823,728 consisting of finders’ fees of $778,795 paid in cash and $44,933 in other costs. Consideration of $3,578,383 was allocated to contributed surplus for the warrants issued under the placement.

(b)	Warrants

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(1,190,800)	$1.30
Expired	(1,242,450)	$1.58

Warrants outstanding, January 31, 2006	–	–
Issued	2,500,000	$2.50
Exercised	(1,250)	$2.50
Warrants outstanding, January 31, 2007	2,498,750	$2.50

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL (continued)

(b)           Warrants (continued)

Details of share purchase warrants outstanding:

Expiry Date	Exercise Price	2007 Warrants Outstanding	2006 Warrants Outstanding
March 20, 2008	$2.50	2,498,750	–

(c)	Stock options

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, January 31, 2005	450,000	$1.01
Granted	642,500	$1.35
Exercised	(249,500)	$1.05
Expired or cancelled	(30,000)	$1.20

Stock options outstanding, January 31, 2006	813,000	$1.31
Granted	1,120,000	$3.85
Exercised	(456,700)	$1.28
Stock options outstanding, January 31, 2007	1,476,300	$3.25

Details of stock options outstanding:

Expiry Date	Exercise Price	2007 Stock Options Outstanding	2006 Stock Options Outstanding
October 21, 2008	$1.20	41,800	233,000
April 5, 2010	$1.35	262,000	510,000
September 26, 2010	$1.35	52,500	70,000
March 15, 2011	$2.72	120,000	–
April 26, 2011	$3.99	1,000,000	–
		1,476,300	813,000

As at January 31, 2007 1,443,800 stock options were exercisable and as at January 31, 2006 798,000 stock options were exercisable.

The Company amended its stock option plan in fiscal 2007, under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL (continued)

(d)	Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures renounced may be claimed only by the investors of the flow-through common shares.

As at January 31, 2007, the Company has a commitment to incur a further $29,650 in qualifying Canadian exploration expenditures, as defined in the Canadian Income Tax Act, pursuant to which the Company must incur and renounce these qualifying expenditures to the flow-through shareholders.

(e)	Flow-through warrants

Included in the warrants described in Note 9(c) are the following flow-through share purchase warrants as follows:

	Underlying Shares	Weighted Average Exercise Price
Flow-through warrants outstanding, January 31, 2005	170,000	$0.52
Exercised	(170,000)	$0.52

Flow-through warrants outstanding, January 31, 2006 and 2007	–	–

NOTE 10 – CONTRIBUTED SURPLUS

	2007	2006
Balance, beginning of year	$1,070,699	$689,965
Value of stock options granted during the year (Note 12)	2,860,603	725,125
Value of stock options issued for services (Note 11)	195,600	103,981
Value of warrants on private placement (Note 9(a))	3,578,383	–
Value of stock options exercised	(443,831)	(448,372)
Value of warrants exercised	(1,575)	–
Balance, end of year	$7,259,879	$1,070,699

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 11 – SHAREHOLDER AND INVESTOR RELATIONS EXPENSES

The fair values of stock options granted to investor relations consultants are included in shareholder and investor relations expenses. The fair values of the stock options is calculated using the Black-Scholes option pricing model and is measured and expensed over the 12 month period over which services are provided and the options vest.  During fiscal 2007 investor relations consultants were granted 130,000 stock options ((2006 – 95,000) (2005 – nil)) which are included in the stock options described in Note 9(c), and these options are exercisable at a price of $2.72 (2006 - $1.35) per share. The shareholder and investor relations expense for fiscal 2007 includes $195,600 ((2006 - $103,981) (2005 - $nil)) for the fair value of stock options granted to investor relations consultants. The fiscal 2007 weighted average fair value of these options on date of grant was $1.74 (2006 - $1.33). The fair value of these options were calculated using the Black-Scholes model with following weighted average assumptions:

	2007	2006	2005
Assumptions:
Risk-free interest rate (%)	4.1	3.4	–
Expected dividend yield (%)	–	–	–
Expected option life (years)	4.7	3	–
Expected stock price volatility (%)	90	180	–

NOTE 12 – STOCK-BASED COMPENSATION

In fiscal 2007 the Company granted 990,000 (2006 – 547,500) options having a life of five years and exercisable at a price of $3.99 per share to directors, officers, and employees of the Company. In fiscal 2007 the Company recognized $2,860,603 (2006 - $725,125) in stock-based compensation representing the fair value of these stock options. In the fiscal 2005 year the $81,540 in stock-based compensation expense was recorded for the vesting of stock options granted in fiscal 2004. The fiscal 2007 weighted average fair value of the options on the date of grant was $2.89 ((2006 - $1.33) (2005 - $nil)). The fiscal 2007 fair value of these options were calculated using the Black-Scholes model with following weighted average assumptions:

	2007	2006	2005
Assumptions:
Risk-free interest rate (%)	4.4	3.4	3.0
Expected dividend yield (%)	–	–	–
Expected option life (years)	5	3	5
Expected stock price volatility (%)	91	180	52

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 13 - INCOME TAXES

The components of future income tax provisions including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2007	2006	2005
Statutory rate	34.12%	34.5%	36%
Income taxes recovered at the Canadian statutory rate	$1,244,882	$817,555	$293,000
Less permanent differences:
Stock-based compensation	(976,038)	(250,169)	(29,400)
Investor relations expense for stock options granted	(66,739)	(35,873)	–
Reduction for effect of lower Mexican tax rates	(10,644)	–	–
Equity based accounting loss for interest in Cia Minera Mexicana de Avino, S.A. de C.V.	(11,458)	(118,200)	–
Other non-tax deductible expenses	(3,373)	–	–
Effect of temporary differences:
Share issuance costs	71,239	–	–
Write-down of investment	–	(74,900)	–
Write-down of mineral property	–	(35,600)	–
Geological exploration expenditures	–	(45,000)	–
Benefit of tax losses not recognized in year – valuation allowance	(247,869)	(257,813)	(263,600)
Benefit of future income tax asset recognized on renouncement Canadian exploration expenditures to flow-through share investors	–	19,750	41,200
Future income tax recovery recognized in the year	$–	$19,750	$41,200

The approximate tax effects of each type of temporary difference that gives rise to potential future tax assets are as follows:

	2007	2006
Statutory rate	34.12%	34.5%
Non-capital tax losses carried forward	$1,392,852	$1,244,000
Capital tax losses carried forward	251,159	254,000
Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	557,738	508,000
Share issuance costs	239,873	30,000
Tax basis of investments in related companies in excess of book value	37,020	37,433
Undeducted capital cost allowance in excess of book value of Canadian equipment	70,862	69,700
Future tax assets	2,549,504	2,143,133
Less: valuation allowance	(2,549,504)	(2,143,133)
Net tax assets	$–	$–

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 13 - INCOME TAXES (continued)

The potential benefit of net operating tax loss carry-forwards and other future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The Company has capital losses of $1,472,210 carried forward and $4,049,022 in non-capital tax losses carried forward available to reduce future taxable income. The capital losses can be carried forward indefinitely unless used. The non-capital tax losses if unused expire as follows:

2008	$351,114
2009	253,336
2010	245,381
2011	904,279
2012	343,690
2016	568,450
2027	799,044
2028	583,728
$4,049,022

In addition, the $2,335,999 future income tax liability presented in these financial statements is due to the difference between the carrying amount and tax basis upon acquisition of the mineral properties, mine plant and equipment in the purchase of Cia Minera (see Note 3).

NOTE 14 - RELATED PARTY TRANSACTIONS AND BALANCES

The balances and transactions with related parties are as follows:

(a)	Advances to related parties:

	2007	2006
ABC Drilling Services Inc. – a subsidiary of Oniva	$64,933	$83,000
Oniva International Services Corp. – a company controlled by a director of Avino	837	–
Advances to related parties	$65,770	$83,000

The advance to ABC Drilling Services Inc. is intended as an exploration advance for future drilling services.

(b)	Amounts due to related parties:

	2007	2006
Directors	$7,500	$-
Frobisher Securities Ltd. – a company controlled by a director of Avino	105	16,710
Bralorne Gold Mines Ltd. – a company with directors and management in common with Avino	–	3,145
Oniva International Services Corp. – a company controlled by a director of Avino	133,919	161,563
	$141,524	$181,418

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 14 - RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	2007	2006	2005
Salaries and benefits	$59,523	$73,529	$59,884
Office and miscellaneous	60,334	89,799	64,262
	$119,857	$163,328	$124,146

(d)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	2007	2006	2005
Intermark Capital Corp. – a company controlled by a director of Avino	$87,000	$60,000	$60,000
Frobisher Securities Ltd.	–	2,000	–
Wear Wolfin Design Ltd. – a company controlled by a director of a related company	30,000	30,000	12,500
	$117,000	$92,000	$72,500

(e)
The Company paid or accrued $53,837 (2006 - $146,092; 2005 - $Nil) to ABC Drilling Services Inc. for drilling services and $6,854 (2006 - $20,433; 2005 - $Nil) to Bralorne Gold Mines Ltd. for exploration services.

(f)	The Company paid or accrued $84,279 (2006 - $Nil; 2005 - $Nil) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company.

All related party transactions are recorded at the value agreed upon by the Company and the related party, which management believes approximates fair value.

NOTE 15 - SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 5.

NOTE 16 - SUPPLEMENTARY CASH FLOW INFORMATION

	2007	2006	2005
Changes in non-cash working capital items:
Interest receivable	$(38,179)	$–	$–
Taxes recoverable	(61,665)	(1,871)	(13,432)
Prepaid expenses	(40,497)	8,804	(10,066)
Advances to related companies	17,230	–	2,884
Accounts payable and accrued liabilities	224,755	(3,235)	19,047
Due to related parties	(39,894)	(95,227)	16,416
Net change in non-cash working capital	$61,750	$(91,529)	$14,849

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 17 - COMPARATIVE FIGURES

Certain fiscal 2005 and 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2007. These reclassifications do not affect the net loss or closing deficit of the comparative figures.

NOTE 18 - CONTINGENT LIABILITY

The Company’s subsidiary Cia Minera leases four core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties are owing from prior years in the approximate amount $3,487,223 (denominated in Mexican pesos $32,651,905) plus interest. The Company has accrued $738,302 (denominated in Mexican pesos $6,912,940) on account of the royalties owing. Cia Minera has held the position that it has fully provided for the royalty liability in its accounts and continues to contest the action in court, however, negotiations are being held as both parties are working towards an amicable settlement.

NOTE 19 - COMMITMENTS

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees of $2,000 per month plus expenses. The agreement with IRS expires on October 5, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totals $16,000.

The Company entered into a 12 month agreement with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company has agreed to pay National Media US$6,000 per month, and the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company. The agreement with National Media expires on March 15, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totals $10,613 (US$9,000).

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in Note 14.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at January 31, 2007 the Company is committed to drilling services at an estimated cost of $416,022, which is denominated in U.S. dollars (US$352,800). Management has determined that the Company’s exploration in fiscal 2008 will likely exceed the minimum commitment, thus an amount in excess of the minimum drilling cost will likely be paid in fiscal 2008.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on the Company’s financial statements are summarized as follows:

	2007	2006
Balance sheets
Total assets under Canadian GAAP	$23,295,039	$3,901,160
Deferred exploration expenditures (iii)	(10,764,455)	(382,896)
Investments (i)	17,116	121,941
Total assets under US GAAP	12,547,700	3,640,205

Total equity under Canadian GAAP	19,505,956	3,314,446
Deferred exploration expenditures (iii)	(10,764,455)	(382,896)
Investments (i)	17,116	121,941
Total equity under US GAAP	$8,758,617	$3,053,491

	2007	2006	2005
Consolidated statements of operations
Loss for year under Canadian GAAP	$(3,684,539)	$(2,369,724)	$(814,710)
Future income tax benefit on renouncement of qualified Canadian exploration expenditures (ii)	–	(19,750)	(41,200)
Exploration expenses (iii)	(10,277,556)	(271,397)	(91,400)
Write-down of investment (i)	–	217,000	–
Net loss for the year under U.S. GAAP (iv)	(13,962,095)	(2,443,871)	(947,310)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	17,116	(146,470)	(797,365)
Net comprehensive income (loss) items	$(13,944,979)	$(2,590,341)	$(1,744,675)
Income (loss) per share under U.S. GAAP (iv)	$(0.76)	$(0.22)	$(0.09)

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2007	2006	2005
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(494,328)	$(988,079)	$(758,311)
Mineral properties expenditures (iii)	(751,981)	(273,234)	(91,400)
Cash flows used in operating activities under US GAAP	(1,246,309)	(1,261,313)	(849,711)
Cash flows (used in) from investing activities	(1,095,902)	(225,002)	(226,400)
Under Canadian GAAP
Mineral properties expenditures (iii)	751,981	273,234	91,400
Cash flows (used in) from investing activities under US GAAP	$(343,921)	$48,232	$(135,000)

i)	Investments

U.S. GAAP requires investments held for sale to be recorded at market. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP such fluctuations are not recognized into operations until the shares are sold. Canadian GAAP requires such investments to be recorded at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

ii)	Flow-through shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Under Canadian GAAP, unexpended flow-through funds are not classified as restricted. Under US GAAP, however, unexpended flow-through funds are considered restricted and not part of cash and cash equivalents. As at January 31, 2007 and 2006 the Company had $120,401 of restricted, unexpended flow-through funds (2005 - $258,378).

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iii)	Mineral properties interests

Canadian GAAP allows for the deferral of the costs of acquisition of mineral property interests and exploration expenditures subject to periodic assessment for impairment.

U.S. GAAP requires that exploration expenditures be charged to operations in the period in which they are incurred. Effective April 30, 2004, U.S. GAAP, in accordance with Emerging Issues Task Force (“EITF”) 04-2, further requires that acquisition costs of mineral property interests be recognized as tangible assets. Prior to the issuance of EITF 04-2, acquisition costs of mineral properties interests were charged to operations in the period in which they were incurred. The adoption of EITF 04-2 is to be applied retroactively with a restatement of prior periods. The Company adopted EITF 04-2 as at February 1, 2005, and, accordingly, restated its mineral properties interest balance under U.S. GAAP from $nil to $204,002 as at January 31, 2005, resulting in an increase of $204,002 to total assets and total equity.

iv)	Loss per share

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S. GAAP.

v)	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

v)            Recent Accounting Pronouncements (continued)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Corporate Directory

Shares Traded
TSX Venture Exchange
Symbol: ASM
US OTCBB: ASGMF
Frankfurt/Berlin-Bremen: GV6

Head Office
Suite 400
455 Granville Street
Vancouver, British Columbia
Canada V6C 1T1
Tel: (604) 682-3701
Fax: (604) 682-3600
Website: www.avino.com
E-mail: ir@avino.com

Officers & Directors
David Wolfin, President & Director
Louis Wolfin, Founder, Director & CEO
Connie Lillico, Corporate Secretary
Lloyd Andrews, Director
Michael Baybak, Director
Gary Robertson, Director

Auditors
Manning Elliott LLP
11th Floor, 1050 West Pender Street
Vancouver, British Columbia
Canada V6E 3S7
Tel: (604) 714-3600

Corporate and Shareholder Communications
Johnathon Smith
E-Mail: ir@avino.com
Tel: (604) 682-3701

Registrar and Transfer Agent
Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, BC  V6C 3B9
Tel: (604) 689-9853

Share Capitalization
Issued: 20,584,727
(As at June 1, 2007)
Fully Diluted: 24,534,777
(As at June 1, 2007)

Legal Counsel
Salley Bowes Harwardt
1750 - 1185 West Georgia Street
Vancouver, BC  V6E 4E6
(604) 688-0788
Standard & Poor’s Registered
Member of The Silver Institute
www.silverinstitute.org